

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2025

Alex Bono
Chief Executive Officer
Hall Chadwick Acquisition Corp
1 North Bridge Road
#18-06 High Street Centre
Singapore, 179094

> **Re: Hall Chadwick Acquisition Corp**
> **Registration Statement on Form S-1**
> **Filed August 6, 2025**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 25, 2025**
> **File No. 333-289333**

Dear Alex Bono:

We have reviewed your registration statement and amendment and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.   You state that each unit includes one right to receive one-tenth of one Class A ordinary share. Please expand your disclosure to explain that no fractional shares will be issued in connection with an exchange of the share rights, as stated on page 20 of your prospectus. Refer to Item 501(b)(2) of Regulation S-K.

Summary, page 1

2.   You state that your sponsor is an affiliate of Hall Chadwick, an accounting and business advisory firm, and also state that Hall Chadwick is a "promoter." Please

clarify your defined terms to establish what entity you refer to throughout your prospectus as "Hall Chadwick." In this regard, we note the overlapping names of you, your sponsor, and your sponsor's affiliate. To the extent applicable, please revise your disclosures in the Summary, and elsewhere in your prospectus as appropriate, to provide appropriate disclosures regarding Hall Chadwick, such as expanded disclosures regarding its roles and responsibilities, any compensation payable to it, and any actual or potential conflicts that may arise from your sponsor's connection with Hall Chadwick. See, for example, Items 1602(b)(6), 1602(b)(7), 1603(a)(3), and 1603(a)(4) of Regulation S-K.

Advisory Team Members, page 6

3.   We note your advisory team members, each of whom is affiliated with Hall Chadwick. Please expand your disclosure regarding your advisory team to disclose the members' roles and, to the extent applicable, also expand your disclosure on page 13 to cover any compensation that may be payable to them or securities that may be issued to them. Refer to Items 1602(b)(6) and 1603(a)(4) of Regulation S-K.

Sponsor Information, page 12

4.   You state that your chairman, two of your directors, and two of your officers, will own direct and indirect interests in your sponsor. Please revise to identify these persons who have direct and indirect material interests in your sponsor, and also disclose, as of the most recent practicable date, the nature and amount of their interests, or advise. Refer to Item 1603(a)(7) of Regulation S-K.

5.   Please expand the disclosures regarding the transfer restrictions applicable to the private placement units to refer to the individuals subject to such restrictions. See Item 1603(a)(9) of Regulation S-K. In this regard, we note that the letter agreement filed as Exhibit 10.1 states that various "Insider" individuals have agreed to these restrictions.

6.   We note your disclosures here and elsewhere in your prospectus that your sponsor, directors, and officers have agreed to waive their redemption rights with respect to their founder shares, private placement shares, and public shares in connection with the completion of the initial business combination. However, the letter agreement filed as Exhibit 10.1 indicates that the sponsor and insiders have agreed to not redeem any Class A shares held by them. In this regard, we note that the founder shares held by them are Class B ordinary shares. Please revise to reconcile, or advise.

Corporate Information, page 17

7.   Please reconcile your disclosure here that your executive offices are located at a P.O. Box associated with Harneys Fiduciary in the Cayman Islands with your cover page disclosure listing your principal executive offices in Singapore.

The Offering, page 20

8.   We refer you to your disclosure at the bottom of page 20 and the top of page 21. It does not appear that the disclosure of the number of units outstanding after this offering, number of share rights to be sold as part of the units in a private placement simultaneously with this offering, and number of share rights to be outstanding after

this offering are inclusive of the 180,000 private placement units to be issued to the underwriters. Please revise, or advise.

Appointment and removal of directors. . .Voting Rights, page 24

9.   We refer to your statements regarding the need for 9,609,869 and 1,054,479 of the public shares to be voted in favor of an initial business combination in connection with seeking approval of such transaction with an ordinary resolution. Please explain to us your calculations. In this regard, we note your disclosures elsewhere that you will have 25,424,639 shares after the offering, and that there will be over 7.4 million founder shares, private placement shares and private placement shares issued to the underwriter. Please also revise your disclosures as appropriate to describe the terms of any voting agreement between you and the underwriter with respect to its private placement shares.

Summary Risk Factors, page 43

10.   Please revise the fifth bullet point here to explain the low number of public shares sold in this offering that you would need to approve the initial business combination, as you discuss elsewhere in your prospectus, and also revise your fourth bullet to explain the terms of any voting agreement between you and the underwriters with respect to their private placement units.

We may engage our underwriters. . ., page 49

11.   Please expand this risk factor to also discuss the conflicts of interest risks arising from the underwriters' ownership of the private placement units.

We may not be able to complete an initial business combination because such initial business combination. . ., page 71

12.   Please revise this risk factor to clarify whether your sponsor is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.

Dilution, page 100

13.   We note your dilution disclosures beginning on page 100 appear to have multiple errors. For example purposes only, and not intended to be an exhaustive list, we noted the following:
   • It does not appear that the amounts reflected as your pro forma net tangible book value per share after the offering without any redemptions or under any of the redemption scenarios are supported by the numerator and denominator detail calculations disclosed on page 101. For example, under a no redemption scenario, your disclosure on page 100 indicates that the pro forma net tangible book value per share after the offering is $8.89; however, based on your numerator and denominator disclosure on page 101, it appears that the pro forma net tangible book value per share would be $6.92.
   • Under your 50% redemption scenario, it is unclear how the Company determined that 11,385,000 shares should be redeemed under the full over-allotment scenario.
   • Under the 100% maximum redemption scenario, it is unclear how you determined

that 17,500,000 and 20,400,000 shares are to be redeemed under the No Over-Allotment and Full Over-Allotment scenarios, respectively.

As noted above, these bullets are not intended to be an exhaustive list. Please revise your dilution disclosures for accuracy, or advise.

14. We note your statement on page 100 that the below calculations assume "...7,500 Class A ordinary shares (maintained at 7,500 if the over-allotment option is exercised) upon the conversion of the Share Rights and 30,500 Class A ordinary shares (or up to 33,200 if the underwriters' over-allotment option is exercised) upon the conversion of the private placement units share rights to the underwriter." Please address the following:

- Please clarify for us how you derived the share amounts in this statement, or revise for accuracy.
- We are unclear how the below calculations include the impact of any share rights, please advise or revise.
- If applicable, please expand your narrative disclosure to describe each material potential source of future dilution, include shares that may be issued in connection with the conversion of the share rights. Reference is made to Item 1602(c) of Regulation S-K.

15. Please expand your disclosure outside the table to highlight that you may need to issue additional securities because you intend to target businesses with enterprise values greater than the net proceeds of this offering and the sale of the private placement units, as stated on page 12 of your prospectus.

Capitalization, page 102

16. Please revise to populate the remainder of the as adjusted column, or advise.

17. Please revise your line item description for Class A ordinary shares and Class B ordinary shares to reflect the correct amount of shares issued and outstanding, as adjusted, or tell us how your line item descriptions are accurate.

Management, page 146

18. Please revise the biographies of your officers and director nominees to reflect each person's business experience and roles over each of the past five years. Refer to Item 401(e) of Regulation S-K.

Financial Statements, page F-1

19. We note your disclosure on page F-16 that 1,018,654 Class B ordinary shares are subject to forfeiture if the underwriters do not exercise their over-allotment option in full. Please revise your balance sheet and statement of changes in shareholder's equity to include a notation that the amount of Class B ordinary shares issued and outstanding includes 1,018,654 Class B ordinary shares subject to forfeiture if the underwriters do not exercise their over-allotment option in full. This comment also applies to your Summary Financial Data on page 43.

Statement of Profit and Loss, page F-4

20.   We refer you to your disclosure on page F-12 that the weighted average shares were reduced for the effect of an aggregate of 1,018,654 ordinary shares that are subject to forfeiture if the over-allotment option is not exercised by the underwriters. It does not appear that the disclosure on page F-12 is consistent with the weighted average shares amount on your statement of profit or loss. Please revise for consistency or advise.

Notes to Financial Statements
Note 4. Private Placement, page F-13

21.   We note your disclosure on page F-13 that the sponsor, officers and directors have waived their redemption rights in certain scenarios. Please revise your filing as appropriate, including to the extent applicable, the private placement units purchase agreement filed as Exhibit 10.4(b), to clarify for us if your underwriters have also waived their redemption rights for their 180,000 private placement shares.

Exhibits

22.   We refer to your Cayman Islands legal opinion filed as Exhibit 5.2. Please file an amended legal opinion removing any inappropriate assumptions. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. In this regard, as one example, we note that paragraph 7 assumes such material facts. Please also attach a copy of the director's certificate referenced in your opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Andy Tucker